FOR IMMEDIATE RELEASE	February 7, 2020

Micromem Announces Closing of Financings

Toronto, Ontario and New York, New York, February 7, 2020 - Micromem Technologies Inc. ("Micromem" or "the Company") (CSE: MRM, OTCQB: MMTIF) is pleased to announce the closing of a non-brokered private placement (the "Private Placement") of 10,008,491 common shares at $0.053 CDN per share for aggregate gross proceeds of $530,450. The Issuer will use the proceeds for general working capital.

A shares for debt settlement (the "Settlement") was closed in parallel to the Private Placement with a creditor of the Company, providing for the settlement of $8,750 CDN through the issuance of an aggregate of 165,094 common shares at a deemed issue price of 0.053 CDN per share.

The common shares issued pursuant to the Private Placement and the Settlement shall be subject to a four-month holding restriction. The Private Placement and the Settlement remain subject to final regulatory approvals.

The Company also announces the repayment of unsecured debentures totaling $122,764 CDN. In addition, certain holders of convertible debentures issued by the Company have converted (the "Conversion") principal amounts and interest totaling approximately $62,130 CDN into common shares of the Company. A total of 1,242,615 common shares at $0.05 CDN/ $0.04 USD have been issued to the holders of such debentures in accordance with the terms of the debentures.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 362,880,486

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com